VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE
SENIOR COUNSEL
PHONE: (860) 580-2824 | EMAIL: NEIL.MCMURDIE@VOYA.COM

February 28, 2018

BY EDGARLINK

Patrick Scott, Esq.
Senior Counsel
Disclosures Review Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE, Room 1580
Washington, DC 20549-8629

Re: Voya Insurance and Annuity Company
 Post-Effective Amendment No. 1 to the Registration Statement on Form S-3
 Prospectus Title: Voya Guaranteed Account
 File No.: 333-203650[*]
 Termination of the Offering

Ladies and Gentlemen:

On behalf of Voya Insurance and Annuity Company (the "Company"), we are submitting this correspondence filing in response to the comments received from you via voicemail messages on February 20, 2018, and again on February 23, 2018, in connection with the above-referenced post-effective amendment and to request acceleration of said post-effective amendment to Wednesday, February 28, 2018, or as soon thereafter as is reasonably practical.

Your comments and our responses are noted below.

Comment 1: Please confirm that the Voya Guaranteed Account (the "Guaranteed Account") now complies with state standard nonforfeiture laws.

Response: The Market Value Adjustment ("MVA") floor endorsement that was added to the Guaranteed Account provides a guarantee at least as great if not greater than the current standard nonforfeiture floor. Upon withdrawal or termination of the contract, the accumulated Account Value will be compared to the accumulated MVA floor outlined in the endorsement. The contract holder will receive the maximum of the accumulated Account Value and the accumulated MVA floor. As stated in the endorsement, the MVA floor guarantees 100% of premiums accumulated at the greater of the Minimum Guaranteed Interest Rate ("MGIR") and 1.5% interest less withdrawals and applicable surrender charges. Therefore, the MVA floor guarantee is greater than required under state standard nonforfeiture laws.

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[*] Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the securities registered by this registration statement include unsold securities previously registered for sale pursuant to the registrant's registration statement on Form S-3 (File No. 333-133154.

Comment 2: Please explain why you feel that the MVA applicable to the Guaranteed Account is no longer a security.

Response: By adding the MVA floor guarantee below which any negative MVA cannot go and increasing the MGIR for certain contracts that offer the Guaranteed Account, the Company assumed from each contract owner the investment risk associated with their investment in the Guaranteed Account sufficient for any investment in the Guaranteed Account to fall within the exemption from registration found in Section (3)(a)(8) of the Securities Act of 1933.

Voya Insurance and Annuity Company, the Registrant, and Directed Services LLC, as principal underwriter, hereby request acceleration of the above-referenced Registration Statement to Wednesday February 28, 2018, or as soon thereafter as is reasonably practical in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-2824.

Sincerely,

/s/J. Neil McMurdie
J. Neil McMurdie
Senior Counsel